April 12, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Cubist Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A, Filed on April 2, 2013 File No. 000-21379

Dear Mr. Riedler:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated April 9, 2013 (the “Comment Letter”), with regards to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2013.

For the convenience of the Staff, set forth below in italicized font is the heading and text of the Staff’s comment noted in the Comment Letter, followed by the Company’s response.

Proposal No. 4 Amendment to the Amended and Restated By-laws

1.              Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Please revise your preliminary proxy statement and proxy card to “unbundle” Proposal No. 4 so that shareholders may vote on proposed Section 2.12 of your amended bylaws separately from the various bylaw amendments pertaining to the separation of the CEO and President. Accordingly, please separately identify and discuss this proposed amendment and include it as a separate matter on the proxy card.

Response:

In response to the Staff’s comment, the Company will (i) “unbundle” Proposal No. 4 by including an additional proposal regarding the conduct of stockholder meetings in its Definitive Proxy Statement, and (ii) add the additional proposal as a separate matter on its proxy card. As part of the correspondence filing containing this letter, the Company has attached a revised Preliminary Proxy Statement that is marked to show the changes (related to the additional proposal) that the Company proposes to include in its Definitive Proxy Statement.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (781) 860-1068 or joseph.farmer@cubist.com if you have any questions.

Sincerely,

/s/ Joseph L. Farmer

Joseph L. Farmer
Vice President, Chief Corporate Counsel

cc:                    Michael W. Bonney, Chief Executive Officer

Thomas DesRosier, Senior Vice President, Chief Legal Officer

Thomas Holden, Ropes and Gray